Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 3rd /2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 30 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS: 1) Line of Finance with the Banco do Nordeste do Brasil S. A.: In view of the wholly owned subsidiaries, Perdigão Agroindustrial S. A. and Batávia S. A. Indústria de Alimentos, the Board of Directors resolved to approve the contracting of  a line of finance with the Banco do Nordeste do Brasil S. A. for the amount of R$ 258 million for the installation of the Bom Conselho Agroindustrial Complex, state of Pernambuco, a commitment previously  assumed by the incorporated subsidiaries. The Board also resolved to offer as guarantees for this line of finance the real estate already offered by the incorporated subsidiaries and currently the property of the Company, as follows: a) a mortgage on the real estate enrolled under registration number 102 with the Real Estate Registry Office in the Judicial District of Capinzal, state of Santa Catarina submitted by Perdigão Agroindustrial S. A.; b) a mortgage on real estate  enrolled under registration numbers 902, 5.056, 5.772, 5.774, 8.781, 12.583, 18.762, 18.766 and 20.163, all with the Real Estate Registry Office, state of Paraná submitted by Batávia S. A. Indústria de Alimentos. 2) Authorization for the Sale of Real Estate: The Board resolved to authorize the sale of the real estate, the ownership of the Company enrolled under registration number 127.052 with the Real Estate Registry Office of the 3rd Zone of Porto Alegre, state of Rio Grande do Sul with an area of 284,298 m² to S2 Construtora e Incorporadora Ltda., pursuant to the proposals of the Board of Executive Officers. The Board of Directors also resolved that a liquid guarantee be required from the purchasers or resources arising from sales be deposited in escrow until complete discharge from the transaction. 3) Authorization for Rendering Sureties for Residential Rentals for Employees: The Board resolved to authorize the Board of Executive Officers to render sureties for renting of residences for employees when transferred from their original place of work at the Company’s behest, this being granted for the duration of the labor contract of the same only, that is, in the event of termination of the labor contract, irrespective of cause, the Company’s responsibility ceases. 4) Authorization for the Sale of Land: The Board of Directors resolved to authorize the sale of two plots of land, the ownership of the Company, situated at Parque das Paineiras Subdivision, Rio Verde, state of Goiás, designated as lot 01 A of block 1 and lot 01 A of block 2, with respectively, 9,098.26 m² - registration number 49.039 and 836.57 m² - registration number 49.096, registered with the Real Estate Registry Office of the Judicial District of Rio Verde, state of Goiás. The sale of the said plots of land to Caixa Econômica Federal is to be used for the construction of 16 buildings with 16 apartments each, totaling 256 apartments. 5) Writing down of Branches: The Board resolved to approve the writing down of the following company branches: a) enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/ 0025-02, NIRE 43901314809, situated at Rua Raimundo Kievel, 1000, sala 01, CEP 97.900-000, Bairro Sede, city of Cerro Largo, state of Rio Grande doe Sul with its activity as “08.99-1-99 — Extraction of other nonmetallic minerals not previously specified”, due to the closing of its activities; b) enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0249-05, NIRE 43901360231, situated at Av. 20 de março, 1.405, Bairro Centro, CEP 99.175-000, Nicolau Vergueiro, state of Rio Grande do Sul with its activity as “46.23-1-99 — Wholesale commerce of agricultural materials not previously specified”, due to the branch having been constituted incorrectly; c) enrolled in the corporate taxpayers’ register (CNPJ) under number

01.838.723/0253-83, NIRE 43901360371, situated at Rodovia RS-324, s/nº, km 067, Sede, CEP 99.155-000, Vila Maria, state of Rio Grande do Sul, with its activity as “46.23-1-99 — Wholesale commerce of agricultural materials not previously specified”, due to the branch having been constituted incorrectly; d) enrolled in the corporate taxpayers’ register CNPJ 01.838.723/0231-78, NIRE 43901360312, situated at Av. Cristóvão Colombo, nº 2.360, bairro Floresta, CEP 90.560-002, Porto Alegre, state of Rio Grande do Sul, with the activity “Management and Administration of Local Administrative Units”, due to the closing of its activities. 6) Change in Branch Activity: The Board of Directors resolved to authorize the change of the branch enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0284-80, NIRE 42900835839, situated at Av. João Batista Ribeiro de Andrade, nº 255, Fundos, Câmaras, 11, 12, 13 e 14, Bairro Industrial Liberata, CEP 89.580-000, Fraiburgo, state of Santa Catarina, from “52.11-7-01 — General Warehouses — Issue of Warrant” to “10.13-9/01 — Manufacture of Meat Products”, due to the fact that the branch was constituted incorrectly. 7) Change of Branch Address: The Board of Directors  resolved to authorize the change of the branch address enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0089-69, NIRE 51900296510, with the activity “46.34-6-01 — Wholesale commerce in beef and pork and byproducts” from Av. Beira Rio, 399, Sala A, Bairro Novo Terceiro, CEP 78.028-420, Cuiabá, state of Mato Grosso to Av. Manoel José de Arruda, 399, Sala A, bairro Jardim Shangri-la, CEP 70.028-240, Cuiabá, state of Mato Grosso 8) Other Company matters of an internal nature. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 86 to 88)

NEY ANTONIO FLORES SCHWARTZ

Secretary